[CFJB Letterhead]

September 8, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company (“Transamerica”)
Separate Account VA B (“Registrant”)
Post-Effective Amendment No. 62 to
Form N-4 Registration Statement (File No. 33-56908)

Commissioners:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of Post-Effective Amendment No. 62 (“Amendment”) to the above-referenced registration statement (“Registration Statement”) under the Securities Act of 1933, and Amendment No. 169 under the Investment Company Act of 1940.

The purpose of the Amendment is to include a supplement to the prospectus in the Registration Statement describing Transamerica’s proposed new alternative lump sum offer (“ALSO 1.2”). Transamerica expects to suspend the offer of the original Alternative Lump Sum Offer (“ALSO”) upon effectiveness of the registration of ALSO 1.2.

Like the original ALSO , ALSO 1.2 is an offer to buy out Eligible Owners of Existing Policies in return for their full cash surrender value plus an Enhancement Amount. To accept ALSO 1.2, an Eligible Owner may either:

•	surrender their Existing Policy,

•	trade in their Existing Policy for the Transamerica Freedom Variable Annuity offered by Transamerica, or

•	exchange their Existing Policy for a replacement annuity product issued by an unaffiliated company.

 Existing Policy owners who accept ALSO 1.2 will receive the greater of (1) 90% of the annuitization base under their Eligible Rider, or (2) their cash surrender value plus 10% of their net annuitization base. In addition, to be eligible for a trade in under ALSO 1.2, the Existing Policy must not be subject to any surrender charge.

Upon commencement of the ALSO 1.2 offering, Transamerica will send Eligible Owners a prospectus supplement describing the offer. The prospectus supplement will contain the same information provided in the enclosed supplement, except that the supplement delivered to each Eligible Owner will include only the product comparison chart for the Existing Policy owned by the Eligible Owner (rather than all 25 product comparison charts in the supplement). Note that the comparison charts in the prospectus supplement reflect the unavailability of certain riders under the Transamerica Freedom Variable Annuity that Transamerica expects to cease offering upon effectiveness of the registration of ALSO 1.2.

If you have any comments or questions regarding the Amendment, please call Alison Ryan at (213) 742-5216 or the undersigned at (202) 965-8139.

Very truly yours,

/s/ Chip Lunde

Chip Lunde

Enclosures

cc:	Alison T. White, Esq.
Insured Investments Office
Securities and Exchange Commission

Alison Ryan, Esq.
Transamerica Life Insurance Company